Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement, on Form S-4 of our report dated March 15, 2006 on the consolidated balance sheets of United Security Bancshares and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2005, and on management’s assessment of the effectiveness of internal control over financial reporting and the operating effectiveness of internal control over financial reporting, which is incorporated by reference in this Registration Statement.  We further consent to the reference to our firm under the heading “Experts” in this Registration Statement.

Moss Adams LLP

Stockton, California

December 4, 2006